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pgoldstein@gabelli.com



GAMCO Asset Management Inc.

February 3, 2009

<u>Via Fax and Overnight Delivery</u>

Mr. Carter R. Todd
Secretary
Gaylord Entertainment Company
One Gaylord Drive
Nashville, TN 37214

Re: **Notice of Intent to Nominate Directors at the Company's 2009 Annual Meeting of Shareholders**

Dear Mr. Todd:

GAMCO Asset Management Inc. ("GAMCO") hereby notifies Gaylord Entertainment Company ("Gaylord"), that GAMCO intends to nominate for election as Directors of Gaylord the following individuals:

Glenn Angiolillo
J. Peter Kline
Robert S. Prather, Jr.

Biographical information regarding these individuals, as well as written consent letters are enclosed.

GAMCO currently is the beneficial owner of approximately 4,350,359 shares of the common stock of Gaylord, representing 10.6% of the outstanding shares. A copy of the most recent Schedule 13D amendment filed on behalf of GAMCO is enclosed.

GAMCO strongly supports the nomination of each of these individuals for election to the Board of Directors of Gaylord at its 2009 Annual Meeting of Shareholders.

We are not aware of any business relationships between any of the nominees and Gaylord, directly or indirectly, and we believe that each of the nominees would qualify under applicable rules as an independent director.

There are no arrangements or understandings between GAMCO and any of the nominees or other persons pursuant to which any of the nominees is being recommended by GAMCO. We do note that Mr. Prather is a member of the Board of Directors of GAMCO Investors, Inc., the parent of GAMCO. Mr. Angiolillo is a member of the Board of Directors of LICT Corporation, a company for which Mario J. Gabelli serves as Chairman.

This letter and all attachments hereto are submitted in a good faith effort to satisfy Gaylord's requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO intends to be present at the Annual Meeting of Shareholders in person or by proxy to nominate the above nominees to serve as directors of Gaylord and it intends to continue to own the shares of Gaylord through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.



By: Peter D. Goldstein
Director of Regulatory Affairs

Enclosures

GLENN J. ANGIOLILLO

Age:	54
Address:	2 Benedict Place Greenwich, CT 06830
Principal Occupation:	President – GJA Corp. (consulting and advisory) since 1998. Former Partner and Management Committee Member – Cummings and Lockwood (corporate law, mergers and acquisitions, banking and finance).
Other Directorships:	Nymagic, Inc. LICT Corp.

J. PETER KLINE

Age:	69
Address:	5807 DeLoache Avenue Dallas, TX 75225
Principal Occupation:	Managing Partner – Seneca Advisors LLP (since 2000). Former Chairman and CEO – Bristol Hotels & Resorts (1995-2000). Former Partner – Laventhol & Horwath.
Other Directorships:	Former Director – Greater Dallas Chamber, North Dallas Chamber, North Texas Commission, International Association of Holiday Inns. Former Chairman – Dallas County Hotel/Motel Association. Founding Fellow – American Hotel & Lodging Education Foundation.

ROBERT S. PRATHER, JR.

Age:	63
Address:	4370 Peachtree Road, NE Atlanta, GA 30319
Principal Occupation:	President and Chief Operating Officer – Gray Television, Inc. (since 2002; Executive Vice President, 1996-2002). Chairman of the Board – Triple Crown Media, Inc. (since 2005). Chief Executive Officer – Bull Run Corporation (1992-2005).
Other Directorships:	Gray Television; Nioxin Research Laboratories, Inc.; George World Congress Center; Draper Holdings Business Trust; Enterprise Bank; Swiss Army Brands, Inc.; GAMCO Investors, Inc.

February 2, 2009

Mr. Carter R. Todd
Secretary
Gaylord Entertainment Company
One Gaylord Drive
Nashville, TN 37214

Re: Director Nomination

Dear Mr. Todd:

I understand that GAMCO Asset Management, Inc. has nominated me for election to the Board of Directors of Gaylord Entertainment Company ("Gaylord"). I hereby consent to being named as a nominee in the Gaylord proxy statement for its 2009 Annual Meeting of Shareholders, and to serving as a Director if elected.

Sincerely,



Glenn Angiolillo

February 2, 2009

Mr. Carter R. Todd
Secretary
Gaylord Entertainment Company
One Gaylord Drive
Nashville, TN 37214

Re: Director Nomination

Dear Mr. Todd:

I understand that GAMCO Asset Management, Inc. has nominated me for election to the Board of Directors of Gaylord Entertainment Company ("Gaylord"). I hereby consent to being named as a nominee in the Gaylord proxy statement for its 2009 Annual Meeting of Shareholders, and to serving as a Director if elected.

Sincerely,

J. Peter Kline

February 3, 2009

Mr. Carter R. Todd
Secretary
Gaylord Entertainment Company
One Gaylord Drive
Nashville, TN 37214

Re: Director Nomination

Dear Mr. Todd:

I understand that GAMCO Asset Management, Inc. has nominated me for election to the Board of Directors of Gaylord Entertainment Company ("Gaylord"). I hereby consent to being named as a nominee in the Gaylord proxy statement for its 2009 Annual Meeting of Shareholders, and to serving as a Director if elected.

Sincerely,

Robert S. Prather, Jr.

Schedule 13D Amendment No. 30 referenced in Exhibit A, filed on November 25, 2008 (complete filing available on EDGAR).